Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

January 9, 2026

Via EDGAR correspondence and E-Mail

Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, D.C. 20549

Re:	Thornburg Investment Trust Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Dubey:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2025 respecting post-effective amendment number 159 (“PEA 155”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on December 2, 2025.

The revisions to the Registration Statement that are described below will be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed in late January 2026 pursuant to rule 485(b) under the Securities Act of 1933. In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures unless we specifically state otherwise below.

Prospectus Comments

1.             The staff noted that, for certain series of the registrant, the registrant’s investment advisor has contractually agreed to waive fees and reimburse expenses for some, but not all, of that series’ share classes. The staff asked the registrant to explain supplementally how those types of share class-specific waivers and reimbursements are administered without resulting in different advisory fees being paid by different share classes of the same series. The staff noted in this regard its February 2, 2023 guidance entitled “Differential Advisory Fee Waivers.”

Response: The registrant is cognizant of the staff’s February 2023 guidance and the principles underlying rule 18f-3 under the Investment Company Act of 1940 (the “1940 Act”), including the staff’s concern that differential advisory fee waivers that are long-term or permanent and that are not substantiated with a clearly defined temporal purpose could present means for cross subsidization in contravention of Rule 18f-3. The registrant does not believe it has any such waivers. The registrant also confirms its intention to comply with the cited guidance and that it intends to apply its existing expense limitation agreements such that it applies first to class-specific expenses and/or that it applies equally to the advisory fees of all of the series’ share classes, as appropriate.

460 St. Michael’s Drive, Suite 603	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Santa Fe, New Mexico 87505	Website: www.catchlaw.com	Extension 1

U.S. Securities and Exchange Commission
January 9, 2026

2.             The staff noted that the tax information provided by the registrant in response to item 7 of Form N-1A includes a cross-reference to additional tax information found later in the prospectus. The staff suggested that the registrant consider deleting that cross-reference.

Response: The registrant will delete the cross reference as suggested by the staff.

Statement of Additional Information Comments

3.             The staff asked the registrant to either add disclosure under the heading “Investment Limitations” respecting the Thornburg Limited Term U.S. Government Fund’s (the “Government Fund’s”) policy of operating as a “diversified company,” as that term is defined in section 5(b)(1) of the 1940 Act, or indicate supplementally to the staff that the information is provided elsewhere in the statement of additional information.

Response: Under the heading “Investment Limitations,” the second enumerated item in the list of the Government Fund’s fundamental investment limitations states that the fund will not “[p]urchase any security if, as a result, more than 5% of its total assets would be invested in securities of any one issuer, excluding obligations of, or guaranteed by, the United States government, its agencies, instrumentalities and authorities.” This disclosure is intended to describe the Government Fund’s diversification policy and exceeds the minimum standards that a fund must meet to qualify as a “diversified company” under the 1940 Act. Specifically, while the 1940 Act allows a fund operating as a diversified company to invest more than 5% of its total assets in a single issuer as long as such investments do not exceed 25% of the fund’s total assets (and do not exceed more than 10% of that issuer’s outstanding voting securities), the Government Fund is prohibited in all cases from purchasing an issuer’s securities if doing so would cause more than 5% of the Government Fund’s total assets to be invested in that one issuer.

The registrant believes that the disclosure under the heading “Investment Limitations” is sufficient to describe the Government Fund’s diversification policy. To provide further clarity for readers of the statement of additional information, however, the registrant will add disclosure under the heading “Organization of the Funds,” immediately following the sentence which identifies which of the registrant’s series are “diversified” and “non-diversified,” directing the reader to see the disclosure under the heading “Investment Limitations” for more information about each series’ diversification policy.

4.             The staff noted the sentence under the heading “Investment Advisor, Investment Advisory Agreements, & Administration Services Agreements” that indicated that a discussion about the basis for the approval of each series’ investment advisory agreement is contained in the series’ most recent annual report to shareholders. The staff stated that the reference to the most recent annual report to shareholders should be replaced with a reference to “Form N-CSR.”

Response: The registrant will make the requested revision.

Please contact me with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April & Dolan, P.C.    Attorneys and Counselors at Law